EXHIBIT 99(a)(1)(C)
FORM OF EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

TO:	[Employee]
FROM:	optionexchange@greendotcorp.com
SUBJECT:	Option Exchange Program - EDUCATIONAL WORKSHOPS
DATE:	April 10, 2013
We will be holding several workshops to review the terms of Green Dot option exchange program and to answer questions. Below are the dates and times of the sessions, as well as where you can find additional information about the program.
Dates and Times:

•	April 11, 2013 at 10:00 a.m., Pacific Time

•	April 11, 2013 at 2:00 p.m., Pacific Time
Dial-In and Webcast Information (the same for both sessions):

Number:	[]

Passcode:	[]

Presentation:	[]
Program Deadline
The deadline to make an election to participate in the program is 11:59 p.m., Pacific Time, on May 7, 2013, unless we extend the deadline.
Program & Option Information
Please take time to educate yourself about the program by logging on to the option exchange program website (https://greendot.equitybenefits.com) and viewing the related offering materials. We encourage you to read the “Offer to Exchange Certain Outstanding Stock Options for New Stock Options” as well as the other documents available on the option exchange program website before deciding to participate in the program. You can review your individual stock option information, including all of your stock option grants to date and the status of each stock option online at UBS (https://onesource.ubs.com/GDOT), using your log on credentials.
Questions
If you have any questions about the program or requests for assistance with the option exchange program website or for copies of any offering materials, please email optionexchange@greendotcorp.com.
Thanks,
Option Exchange Administration